UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 4)

Tarrant Apparel Group

(Name of the Issuer)

Tarrant Apparel Group

Sunrise Acquisition Company, LLC

Sunrise Merger Company

Gerard Guez

Todd Kay

Todd Kay and Kimberly Smith Kay Trustees Kay Living Trust

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

876289 10 9

(CUSIP Number of Class of Securities)

Patrick Chow

Chief Financial Officer, Assistant

Secretary and Vice President

Tarrant Apparel Group

801 South Figueroa Street, Suite 2500

Los Angeles, CA 90017

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

John McIlvery, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Blvd., 20th Floor

Sherman Oaks, California 91403

(818) 444-4500

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction valuation(1)	$16,553,108	Amount of Filing Fee(2)	$924

(1)	For purposes of calculating the amount of the filing fee only.

(2)

The filing fee was determined based upon the sum of (A) 17,864,680 shares of Common Stock multiplied by $0.85 per share plus (B) $1,368,130 expected to be paid to holders of warrants in accordance with the terms of the warrant agreements. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying .00005580 by the sum of the preceding sentence.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$924

Form or Registration No.:	Schedule 14A – Proxy Statement

Filing Party:	Tarrant Apparel Group

Date Filed:	March 23, 2009 and July 7, 2009

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: (i) Tarrant Apparel Group, Inc., a California corporation (the “Company”), the issuer of the common stock, no par value per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction; (ii) Sunrise Acquisition Company, LLC, a California limited liability company (“Parent”); (iii) Sunrise Merger Company, a California corporation and a wholly owned subsidiary of Parent (“Merger Sub”); (iv) Gerard Guez, Interim Chief Executive Officer and Chairman of the board of directors of the Company (“Guez”); (v) Todd Kay, Vice Chairman of the board of directors of the Company (“Kay”); and (vi) Todd Kay and Kimberly Smith Kay Trustees Kay Living Trust (“Kay Living Trust” and together with Guez, the Company, Parent and Merger Sub, the “Filing Parties” and each a “Filing Party”). This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of February 26, 2009, by and among the Company, Parent and Merger Sub pursuant to which (A) Merger Sub will merge with and into the Company and the Company will become a direct wholly-owned subsidiary of Parent (the “Merger”) and (B) each outstanding share of the Company’s common stock (other than shares held in our treasury, shares owned by our subsidiaries, Parent or Merger Sub and shares held by our shareholders who may be entitled to dissenters’ rights under California law), will be converted into the right to receive $0.85 in cash without interest and less any applicable withholding taxes. On June 26, 2009, the parties to the merger agreement entered into Amendment No. 1 to Agreement and Plan of Merger, solely to amend Section 6.1(b) of the merger agreement to extend from June 30, 2009 to September 30, 2009 the date following which either the Company or Parent may terminate the merger agreement if the merger has not been completed.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the shareholders of the Company at which the shareholders of the Company will consider and vote upon a proposal to approve the Merger Agreement. The shareholder vote required for the approval of the Merger Agreement is as follows: (i) under California law, by the holders, as of the record date of the special meeting, of a majority of the outstanding shares of the Company’s common stock and (ii) under our amended and restated articles of incorporation, by the holders, as of the record date of the special meeting, of at least 66 2/3% of the outstanding shares of the Company’s common stock.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) The information set forth in the Proxy Statement under the caption “IDENTITY AND BACKGROUND OF FILING PERSONS” is incorporated herein by reference.

(b)-(d) The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY—Market Price of Our Common Stock and Dividends” is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY—Prior Purchases and Sales of our Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IDENTITY AND BACKGROUND OF FILING PERSONS”

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

(a)(1) Not applicable.

(a)(2) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING—Required Votes”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and Messrs. Guez and Kay”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Equity Rollover Agreement”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger”

“THE MERGER AGREEMENT—Conditions to the Merger”

(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Equity Rollover Agreement”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Dissenters’ Rights”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING”

“DISSENTERS’ RIGHTS”

“ANNEX C—Chapter 13 of the California Corporations Code”

(e) The information set forth in the Proxy Statement under the caption “PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS” is incorporated herein by reference.

(f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)-(c) The information set forth in the Proxy Statement under the caption “PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS OR AGREEMENTS” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Equity Rollover Agreement”

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Treatment of Common Stock, Stock Options, Warrants and Dissenting Shares”

“THE MERGER AGREEMENT—Exchange and Payment Procedures”

“ANNEX A — Agreement and Plan of Merger, as amended”

(c)(1)-(8) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Financing”

“SPECIAL FACTORS—Equity Rollover Agreement”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“ANNEX A — Agreement and Plan of Merger, as amended”

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub, Messrs. Guez and Kay and Kay Living Trust”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Position of Parent, Merger Sub, Messrs. Guez and Kay and Kay Living Trust Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Conduct of the Company’s Business if the Merger is Not Completed”

“SPECIAL FACTORS—Plans for the Company After the Merger”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT”

“DISSENTERS’ RIGHTS”

“ANNEX A — Agreement and Plan of Merger, as amended”

Item 8. Fairness of the Transaction.

Regulation M-A Item 1014

(a)-(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub, Messrs. Guez and Kay and Kay Living Trust”

“SPECIAL FACTORS—Position of Parent, Merger Sub, Messrs. Guez and Kay and Kay Living Trust Regarding the Fairness of the Merger”

(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING—Required Votes”

“THE MERGER AGREEMENT—Conditions to the Merger”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

(f) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub, Messrs. Guez and Kay and Kay Living Trust Regarding the Fairness of the Merger”

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A Item 1015

(a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Opinion of Houlihan Lokey Howard & Zukin Capital, Inc.”

“ANNEX B—Opinion of Houlihan Lokey Howard & Zukin Capital, Inc.”

Item 10. Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a)-(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing”

“SPECIAL FACTORS—Equity Rollover Agreement”

“THE MERGER AGREEMENT—Third Party Consents”

“THE MERGER AGREEMENT—Equity Rollover Agreement”

“THE MERGER AGREEMENT—Limited Joint and Several Guarantee”

(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Conduct of the Company’s Business if the Merger is Not Completed”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Termination”

“THE MERGER AGREEMENT—Fees and Expenses”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing”

Item 11. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“INFORMATION ABOUT THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT THE COMPANY—Prior Purchases and Sales of Our Common Stock”

Item 12. The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING”

“THE SPECIAL MEETING—Required Votes”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Position of Parent, Merger Sub, Messrs. Guez and Kay and Kay Living Trust Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“INFORMATION ABOUT THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Position of Parent, Merger Sub, Messrs. Guez and Kay and Kay Living Trust Regarding the Fairness of the Merger”

Item 13. Financial Information.

Regulation M-A Item 1010

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Financial Projections”

“INFORMATION ABOUT THE COMPANY—Selected Historical Consolidated Financial Data”

“INFORMATION ABOUT THE COMPANY—Book Value Per Share of Company Common Stock”

“INFORMATION ABOUT THE COMPANY—Ratio of Earnings to Fixed Charges”

“ANNEX D—Annual Report on Form 10-K For Fiscal Year Ended December 31, 2008”

“ANNEX E—Annual Report on Form 10K/A For Fiscal Year Ended December 31, 2008”

“ANNEX F—Quarterly Report on Form 10-Q For Quarterly Period Ended March 31, 2009”

(b) Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING—Solicitation of Proxies”

“SPECIAL FACTORS—Fees and Expenses”

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING—Solicitation of Proxies”

“SPECIAL FACTORS—Plans for the Company After the Merger”

Item 15. Additional Information.

Regulation M-A Item 1011

(b) The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

Exhibit Number	Description
(a)(1)(i)	Letter to shareholders from Mitchal Simbal, Co-Chairman of the Special Committee, Joseph Mizrachi, Co Chairman of the Special Committee and Gerard Guez, Chairman of the board of directors and Interim Chief Executive Officer (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2009).

(a)(1)(ii)	Definitive Proxy Statement on Schedule 14A filed with the SEC on July 7, 2009 (the “Proxy Statement”) (incorporated herein by reference).

(a)(1)(iii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(1)(iv)	Press release issued by the Company on February 26, 2009 announcing the signing of the Merger Agreement (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2009).*

(c)(1)	Opinion of Houlihan Lokey Howard & Zukin Capital, Inc. (“Houlihan Lokey”) to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)	Presentation by Houlihan Lokey to the Special Committee of the board of directors of the Company, dated July 17, 2008.*

(c)(3)	Presentation by Houlihan Lokey to the Special Committee of the board of directors of the Company, dated November 18, 2008.*

(c)(4)	Presentation by Houlihan Lokey to the Special Committee of the board of directors of the Company, dated February 26, 2009.*

(d)(1)	Equity Rollover Agreement, dated February 26, 2009, by and among the Company, Sunrise Acquisition Company, LLC, Sunrise Merger Company, Gerard Guez, Todd Kay and Todd Kay and Kimberly Smith Kay Trustees Kay Living Trust (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2009).*

(d)(2)	Co-Sale Letter Agreement, made and entered into as of June 16, 2006, among Gerald Guez, Todd Kay, Orpheus Holdings, LLC, North American Company for Life and Health Insurance and Midland National Life Insurance Company (incorporated here in by reference to the Schedule 13D filed by Gerard Guez and Todd Kay with the SEC on April 28, 2008).*

(d)(3)	Limited Joint and Several Guarantee, dated February 26, 2009, by and among the Company, Gerard Guez and Todd Kay (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2009).*

(f)	Chapter 13 of the California Corporations Code (incorporated herein by reference to Annex C to the Proxy Statement).

(g)	None.

*	Previously Filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true and correct.

July 7, 2009

TARRANT APPAREL GROUP, a California corporation

By:	/s/ Patrick Chow
Name:	Patrick Chow
Title:	Chief Financial Officer, Assistant
Secretary and Vice President

SUNRISE ACQUISITION COMPANY, LLC, a California limited liability company

By:	/s/ Gerard Guez
Name:	Gerard Guez
Title:	Co-Manager

By:	/s/ Todd Kay
Name:	Todd Kay
Title:	Co-Manager

SUNRISE MERGER COMPANY, a California corporation

By:	/s/ Gerard Guez
Name:	Gerard Guez
Title:	President

/s/ Gerard Guez
Gerard Guez

/s/ Todd Kay
Todd Kay

TODD KAY AND KIMBERLY SMITH KAY TRUSTEES KAY LIVING TRUST

/s/ Todd Kay
Todd Kay, Trustee